Exhibit 99.1

Medicure Q2 Results and Conference Call Dates

WINNIPEG, Aug. 2, 2017 /CNW/ - Medicure Inc. ("Medicure") (TSXV:MPH, OTC:MCUJF), a specialty pharmaceutical company, will release financial results for the second quarter on Monday, August 7, 2017. The second quarter financial statements will be made available on the Company's website at www.medicure.com. Medicure will hold a conference call and webcast regarding the results on Tuesday, August 8, 2017 at 7:30 AM Central Time (8:30 AM Eastern Time).

Conference Call Info:

Topic:  Medicure's Q2 Results

Call date:  Tuesday, August 8, 2017

Time:  7:30 AM Central Time (8:30 AM Eastern Time)

Canada toll-free:  1 (888) 465-5079   Canada toll: 1 (416) 216-4169

United States toll-free:  1 (888) 545-0687

Passcode:  8196 147#

Webcast:  This conference call will be webcast live over the internet and can be accessed from the Medicure investor relations page at the following link: http://www.medicure.com/investors.html

You may request international country-specific access information by e-mailing the Company in advance. Management will accept and answer questions related to the financial results and operations during the question-and-answer period at the end of the conference call. A recording of the call will be available following the event at the Company's website.

About Medicure Inc.

Medicure is a specialty pharmaceutical company focused on the development and commercialization of therapeutics for the U.S. hospital market. The primary focus of the Company is the marketing and distribution of AGGRASTAT (tirofiban hydrochloride) in the United States, where it is sold through the Company's U.S. subsidiary, Medicure Pharma, Inc. Additionally, Medicure owns an approximately 98% interest (94% on a fully diluted basis) in Apicore. For more information on Medicure please visit www.medicure.com.

About Apicore

Apicore is a private, New Jersey based developer and manufacturer of specialty Active Pharmaceutical Ingredients ("APIs") and pharmaceuticals, including over 15 Abbreviated New Drug Applications ("ANDAs"), one of which, is partnered with Medicure.  Apicore manufactures over 100 different API's, including over 35 for which Drug Master Files have been submitted to the FDA and 16 that are approved for commercial sale in the U.S. by customers of Apicore.  Apicore specializes in the manufacture of difficult to synthesize, high value and other niche API's for many U.S. and international generic and branded pharmaceutical companies.  Apicore has two FDA-approved facilities. In the U.S., the Somerset, New Jersey facility can produce a few grams up to 200 kg volumes and in India, the Vadodara, Gujarat facility can produce a few kilograms up to 60 metric tons yearly. Both facilities are equipped with state-of-the-art analytical and research capabilities. For more information, please visit Apicore online at www.apicore.com.

To be added to Medicure's e-mail list, please visit:
http://medicure.mediaroom.com/alerts

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE Medicure Inc.

View original content: http://www.newswire.ca/en/releases/archive/August2017/02/c8085.html

%CIK: 0001133519

For further information: James Kinley, Chief Financial Officer, Tel. 888-435-2220, Fax 204-488-9823, E-mail: info@medicure.com, www.medicure.com

CO: Medicure Inc.

CNW 17:00e 02-AUG-17